SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2007
Mitel Networks Corporation
350 Legget Drive, Ottawa, Ontario K2K 2W7
(Address of principal executive offices)
Commission File Number: 000-49984
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT LIST
EX-99.1: LETTER TO SHAREHOLDERS
EX-99.2: FORM OF PROXY
EX-99.3: NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitel Networks Corporation
By:	/s/ Steven Spooner
	Name:	Steven Spooner
	Title:	Chief Financial Officer

Date: June 5, 2007

EXHIBIT LIST

Exhibit No.	Description
99.1	Letter to Shareholders dated May 31, 2007 regarding Notice of the Meeting

99.2	Form of Proxy for the Special Meeting of Shareholders to be held on Friday June 22nd, 2007

99.3	Notice of Meeting and Management Proxy Circular dated May 25, 2007